

16012524

aKB

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **MOODY CAPITAL SOLUTIONS, INC.**

OFFICAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 SUMMITRAIL LANE
(No. and Street)

DAWSONVILLE	GA	30534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY MOODY (404) 229-0493
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, TIMOTHY MOODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or MOODY CAPITAL SOLUTIONS, INC., as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Public Notary

DENISE F LEGANO
NOTARY PUBLIC
Forsyth County
State of Georgia
My Comm. Expires Jan. 08, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Exemption Report.
- ☒ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2015

CONTENTS


hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Management
Moody Capital Solutions, Inc.

We have audited the accompanying statement of financial condition of Moody Capital Solutions, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Moody Capital Solutions, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moody Capital Solutions, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Moody Capital Solutions, Inc.'s financial statements. The supplemental information is the responsibility of Moody Capital Solutions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 24, 2016

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Current assets:		
Cash and cash equivalents	$	19,998
Securities owned, at fair value		9,689
Officer advance		33,368
Deferred tax asset, net		583
Total current assets		63,638
Property and equipment:		
Vehicles		40,500
Equipment		1,383
Less: Accumulated depreciation		(23,408)
		18,475
Deferred tax asset, net		88
	$	82,201
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	1,731
Stockholder's equity:		
Preferred stock: $0.001 par value; 25,000,000 shares authorized; -0- shares issued and outstanding		-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding		43
Contributed capital		117,083
Accumulated deficit		(36,656)
Total stockholder's equity		80,470
	$	82,201

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Commissions and consulting fees	$	630,262
Reimbursed expenses		2,935
Net loss on securities owned		(11,763)
Total revenues		621,434
EXPENSES:		
Commissions		413,287
Salaries and wages		55,946
Professional fees		30,291
Office expense		4,021
Regulatory fees and expenses		2,756
Depreciation expense		839
Management fees - related party		22,500
Other operating expenses		42,945
Total expenses		572,585
Net income before income taxes		48,849
Income taxes:		
Deferred tax expense		12,227
NET INCOME	$	36,622

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Contributed	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balances, January 1, 2015	43	$ 43	$ 117,083	$ (73,278)	$ 43,848
Net income				36,622	36,622
Balances, December 31, 2015	43	$ 43	$ 117,083	$ (36,656)	$ 80,470

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	36,622
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on securities owned, net		5,167
Realized loss on securities owned, net		6,596
Depreciation expense		839
Changes in operating assets and liabilities:		
Officer advance		(33,368)
Deferred tax asset		12,227
Accounts payable and accrued expenses		852
Net cash provided by operating activities		28,935
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of vehicle		(18,489)
Net cash used in investing activities		(18,489)
CHANGE IN CASH AND CASH EQUIVALENTS		10,446
CASH AND CASH EQUIVALENTS, beginning of year		9,552
CASH AND CASH EQUIVALENTS, end of year	$	19,998

See notes to financial statements.

1. Description of Business

Moody Capital Solutions, Inc. (the "Company") is a registered broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and corporate finance consulting services with companies throughout the U.S. and Canada.

The Company is a wholly-owned subsidiary of Moody Capital, LLC. The Company's President is the manager and sole member of Moody Capital, LLC, thus both companies are operated under common management. Moody Capital, LLC is a non-broker-dealer corporate finance consulting firm with a client market extending throughout the U.S. and Canada.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenues at the time investment banking and consulting fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of the asset, which ranges from five to seven years. Depreciation expense was $839 for the year ended December 31, 2015.

Income Taxes
The Company files its income tax returns separately from that of its parent using the cash basis of accounting. Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company assesses the likelihood, based on their technical merit, that tax positions taken in its tax returns will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained in the event of an examination by a taxing authority and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through February 24, 2016, which is the date the financial statements were available for issue.

3. Securities Owned

Securities owned consist entirely of marketable equity securities of publicly-traded companies, normally acquired from the issuer companies as compensation for services. The Company classifies these investments as trading securities and thus reports them at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from the sales of securities, in addition to unrealized gains and losses are reported together in the statement of operations as net gain or loss on securities owned. Fair values of the securities owned are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

4. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2015:

Description	Level 1	Level 2	Level 3
Common stock - small cap	$ 9,689	$ -	$ -

The Company had no assets or liabilities that were measured and recognized at fair value as of December 31, 2015 on a non-recurring basis.

5. Contingencies and Commitments

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2015 requiring contingent loss recognition.

6. Income Taxes

The Company had $583 of current deferred tax assets and $88 of non-current deferred income tax assets at December 31, 2015. Temporary differences giving rise to the deferred income tax assets in 2015 consisted substantially of estimated future tax effects arising from net operating losses in prior periods, in addition to differences in depreciation methods and useful lives for long-lived assets used for financial reporting purposes versus methods and useful lives required for income tax purposes. The Company has available at December 31, 2015 an unused operating loss carry-forward of $3,887 which may be applied against future taxable income, and which expires in 2033.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken in the Company's tax return for the year ended December 31, 2015 or in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination. The statute of limitations on the Company's income tax returns remains open for the years ended on or after December 31, 2012.

7. Related Party Transactions

During the year ended December 31, 2015, the Company paid its parent $22,500 in management fees. No amounts were due to or from the Company's parent as of December 31, 2015.

As of December 31, 2015, the Company was due $33,368 from its officer for advances made during the year.

The Company's office is co-located with its parent company, however all of the Company's direct business transactions and most of its administrative expenses are transacted, accounted for, and settled independently of its parent. The Company and its parent share limited administrative expenses such as rent and certain office expenses, which are defined along with the expense allocation methodology to be used in an expense sharing agreement.

8. Concentration of Revenue

The Company earned revenue from one major customer that accounted for 35% of commission and consulting fees revenue for the year ended December 31, 2015.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2015, the Company has net allowable capital of $26,503, which is $21,503 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 6.53% as of December 31, 2015. Property and equipment, officer advances, and deferred tax assets reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(i), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

SCHEDULE I

MOODY CAPITAL SOLUTIONS, INC.

(a wholly-owned subsidiary of Moody Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	80,470
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		80,470
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Property and equipment, net		18,475
Officer advance		33,368
Haircut on securities		1,453
Deferred tax asset		671
Net capital	$	26,503
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	115
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	21,503
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	20,503

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form x-17A-5.

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	1,731
Total aggregate indebtedness	$	1,731
Percentage of aggregate indebtedness to net capital		6.53

See auditors' report.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
Moody Capital Solutions, Inc.

We have reviewed management's statements, included in the accompanying Moody Capital Solutions, Inc. Exemption Report, in which (1) Moody Capital Solutions, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Moody Capital Solutions, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Moody Capital Solutions, Inc. stated that Moody Capital Solutions, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Moody Capital Solutions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Capital Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 24, 2016

MOODY CAPITAL

January 21, 2016

To Whom it May Concern:

Moody Capital Solutions, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2) (i): and

(2) The Company met the indentified exemption provisions in17C.F.R. §240.15c3-3 (k) (2) (i) throughout the most recent fiscal year without exception.[1]

I, Tim Moody, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,



Timothy C. Moody
President
Moody Capital Solutions, Inc.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
Moody Capital Solutions, Inc.
208 Summitrail Lane
Dawsonville, GA 30534-7781

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Moody Capital Solutions, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Moody Capital Solutions, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Moody Capital Solutions, Inc.'s management is responsible for the Moody Capital Solutions, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 24, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Moody Capital Solutions, Inc.
208 Summitrail Lane
Dawsonville, GA 30534

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Timothy Moody 404-229-0493

2. A. General Assessment (item 2e from page 2) $ 1,253

B. Less payment made with SIPC-6 filed (exclude interest) (523)

N/A
Date Paid

C. Less prior overpayment applied (635)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 95

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 95

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Moody Capital Solutions, Inc.
(Name of Corporation, Partnership or other organization)

Tim Moody
(Authorized Signature)

President
(Title)

Dated the 22nd day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 20 15 and ending 12/31, 20 15
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 630,262
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	11,763
Total additions	11,763
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Commissions/consulting fees from non-securities business	140,955
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 501,070
2e. General Assessment @ .0025	$ 1,253

(to page 1, line 2.A.)